

August 16, 2012

Via E-mail
Mr. Leopoldo Viriato Saboya
 Chief Financial Officer
BRF-Brasil Foods S.A.
1400 R. Hungria, 5th Floor
Jd America 01455000 Sao Paulo, SP, Brazil

     Re: **BRF-Brasil Foods S.A.**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed April 30, 2012
               File No. 1-15148

Dear Mr. Saboya:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief